Royal Philips Press releases February 10th 2014 — October 2nd
2014

February 10, 2014

Philips proposes Orit Gadiesh as new member of its Supervisory Board

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today announced that its Supervisory Board will propose to the General Meeting of Shareholders (AGM) to appoint Ms. Orit Gadiesh as a new member of the Supervisory Board upon the closing of the 2014 AGM on May 1, 2014. If the AGM accepts the proposal, Philips’ Supervisory Board will consist of nine members, including three women, with five nationalities.

“Philips is very fortunate to be able to benefit from the international experience and expertise of Orit Gadiesh,” said Jeroen van der Veer, Chairman of Philips’ Supervisory Board. “Ms. Gadiesh’s outstanding career has given her in-depth knowledge of marketing and technological developments, particularly in North America. Her expertise will be invaluable, particularly as Philips transitions towards a technological company focused on integrating big data in innovative products and new services and solutions.”

Ms. Gadiesh (Israeli/American, 1951) is currently Chairman of Bain & Company, which she joined in 1977. Ms. Gadiesh is a graduate of Hebrew University of Jerusalem, with a bachelor’s degree in psychology. In 1977 she finished her MBA at Harvard Business School as Baker Scholar, and was also awarded the Brown Award for most outstanding marketing student.

Ms. Gadiesh is a member of the Foundation Board of the World Economic Forum (WEF) and its International Business Council. She is also member of the International Advisory Board of the Atlantic Council of the United States, and the Advisory Board for the British-American Business Council. Additional to that she serves as the chairman of the International Business Leaders’ Advisory Council for the Mayor of Shanghai (IBLAC).

March 17, 2014

Philips enters into joint venture to create leading lighting player in the Kingdom of Saudi Arabia

Amsterdam, the Netherlands and Riyadh, Kingdom of Saudi Arabia – Royal Philips (NYSE: PHG, AEX: PHIA), a global leader in lighting, today announced that it has entered into agreements to acquire 51% of General Lighting Company (“GLC”), a major lighting company in the Kingdom of Saudi Arabia (“KSA”), from a consortium of shareholders that include Alliance Holding Ltd. (“Alliance”), the Hejailan Group, and The Carlyle Group.

The joint venture will be a leading lighting player in the KSA, the largest economy in the Middle East by GDP. It will provide a full range of LED lighting solutions and strengthen Philips’ footprint in the region, while creating growth opportunities in sustainable technologies to support the government’s objective to reduce energy consumption. It will also bring together Philips expertise in LED technology and the benefits of its global supply base with GLC’s deep local market knowledge and strong commercial capabilities. The KSA lighting market is forecast to grow substantially in the period 2014 — 2018, driven by targeted spending on construction, and government and private investments in energy efficient lighting initiatives.

Under the terms of the agreements Philips will acquire 51% of GLC for a total amount of $235 million (on a cash-free, debt-free basis) plus additional transaction costs. Philips’ current Lighting activities in the KSA will be combined with GLC forming the joint venture that will be named Philips Lighting Saudi Arabia. Alliance is the holding company managed by Abdullah Al-Hobayb (founder and chairman of GLC) and will be the JV partner with a 49% stake. Closing of the proposed transaction is subject to customary regulatory approvals and other closing conditions and is expected to be later this year.

“By partnering with GLC, Philips will be able to grow its business in this important market, particularly in relation to LED lighting. We expect LED penetration in the KSA to achieve strong double-digit growth by 2018, driven by investments in public and private infrastructure,” said Eric Rondolat, CEO of Philips Lighting. “As a global leader in energy efficient LED lighting products, systems and services we look forward to joining forces with GLC to provide innovative, meaningful and energy efficient solutions. GLC’s strong local market knowledge and meaningful customer insights, combined with our technological innovations, will enable us to create highly sustainable solutions that support the Kingdom’s vision to reduce energy consumption in the country.”

GLC has a leading position in the KSA market, with a strong mix of projects, distribution and retail channels which puts it in an excellent position for the future to benefit from the very ambitious Saudi Arabia Economic Development plan. “By partnering with Philips, GLC will benefit from “best in class” lighting innovations and from an extensive lighting know-how and services, which will rapidly strengthen GLC’s “energy efficient” Lighting propositions for the great benefit of the Saudi Arabia market” said Abdullah Ibrahim Al-Hobayb, Chairman of GLC group”.

The partnership with GLC builds on Philips’ strategy to serve the needs of local markets. The venture will focus on LED products, systems and services for the entire lighting market and will manufacture and distribute professional LED lighting fixtures throughout the entire value chain. The joint venture will employ approximately 1,300 people. It will help to stimulate economic growth in the region and support the ambition of the KSA to strengthen local manufacturing. GLC was established in 1978 and developed itself into a leading lighting company in the KSA.
Philips has been present in the KSA since 1935 and in 2012 announced a joint venture with Al Faisaliah Medical Systems to sell Philips Healthcare solutions and services in the country.

April 28, 2014

Philips to sell WOOX Innovations to Gibson Brands

Philips-branded audio and home entertainment innovations will continue to be available to consumers worldwide

Transaction supports Gibson Brands’ ambition to become global leader in music and home entertainment

Amsterdam, the Netherlands and Nashville, USA – Royal Philips (NYSE: PHG, AEX: PHIA) today announced that it has signed an agreement regarding the sale of WOOX Innovations, its Audio, Video, Multimedia and Accessories business, to Gibson Brands, Inc., a global music and lifestyle company. Under the terms, Gibson Brands will pay $135 million and a brand license fee, relating to a license agreement for an initial period of 7 years. The deal is expected to close in the second half of 2014, subject to customary conditions, including regulatory filings and works council procedures.

Gibson Brands, based in Nashville, USA, has most recently invested in audio brands including Onkyo and TEAC as part of its ambition to become the global leader in music and sound. This transaction will leverage Gibson Brands’ strong market presence in the U.S. and Japan, and WOOX Innovations’ market strength with Philips-branded audio and home entertainment products in Europe, China, Latin America and other growth geographies.

“With this transaction, we are taking another important step in Philips’ transformation to become a leading technology company in health and well-being,” said Philips Chief Executive Officer Frans van Houten. “Philips and Gibson Brands have played significant roles in shaping the home entertainment and music industries and with this agreement the Philips brand will continue to be associated with innovative products in this space.”

“This agreement is the most significant step yet in Gibson Brands’ journey to become the largest music and sound technology company in the world,” said Gibson Brands Chairman and CEO Henry Juszkiewicz. “By acquiring Philips’ audio and home entertainment business, our goal is to continue to provide the most exceptional consumer audio products and experiences in the world. I am thrilled to extend the reach of Gibson Brands around the world and to welcome this great team to the Gibson family.”

The Video business will stay with Philips until a transfer to Gibson Brands in 2017, related to existing intellectual property licensing arrangements.

WOOX Innovations, headquartered in Hong Kong with approximately 1,900 employees worldwide, is a global and profitable business driving the Philips brand in sound, home entertainment and related accessories.

May 20, 2014

Philips CEO presents at the EPG Spring Conference in Florida

Longboat Key, Florida – Today, Frans van Houten, Chief Executive Officer of Royal Philips (NYSE: PHG, AEX: PHIA), will give a presentation to investors and financial analysts at the Electrical Products Group (EPG) Spring Conference in Longboat Key, Florida, US.

In his presentation, Mr. Van Houten will discuss the progress of the Accelerate! program and the opportunities and actions to drive performance at Philips.

The presentation starts at 7:30am EDT or 1:30pm CET. There will be a webcast of the presentation available as well as the slides that will be used during this presentation via this link

May 23, 2014

Denise Haylor appointed Chief Human Resources Officer

Amsterdam, The Netherlands - Royal Philips (NYSE:PHG, AEX: PHIA) today announced the appointment of Denise Haylor as Chief Human Resources Officer and member of its Executive Committee, effective from June 16, 2014. Denise succeeds Carole Wainaina who is leaving Philips following an extended leave of absence taken to focus on her health and her family.
Denise Haylor joins Philips from Flextronics, a Fortune 500 electronics, manufacturing services and end to end supply chain solutions provider, where she was Chief Human Resources Officer responsible for HR and Corporate, Social and Environmental Responsibility.

“I am very pleased that we have appointed Denise to lead our HR function and to continue the transformation of our culture at Philips,” said Frans van Houten, Chief Executive Officer of Royal Philips. “Denise brings very relevant experience to Philips through her extensive international career at Siemens, Motorola and Flextronics. She has a proven track record in HR and business transformation, HR systems and operations, talent management, reward and performance management. With this experience, she will be able to contribute significantly to our Accelerate! Transformation journey and lead our HR transformation. That makes Denise a very valuable addition to the Philips Executive Committee.”

”I am delighted to play a part in the Philips transformation journey, helping to grow the business and develop the Philips culture,” said Ms. Haylor. “Philips has a strong reputation for delivering innovation and so this is a really exciting opportunity to lead HR as we innovate and transform Philips.”

June 3, 2014

Philips announces exchange ratio for 2013 dividend in shares

Amsterdam, the Netherlands – Royal Philips (NYSE:PHG, AEX:PHIA) today announced that the exchange ratio for the dividend in shares for the year 2013 has been determined. The exchange ratio is 1 new common share for every 29.0185 existing common shares. This ratio was based on the volume weighted average price on NYSE Euronext Amsterdam of May 28, 29 and 30, 2014, of EUR 23.1848 and was calculated in a manner that the gross dividend in shares is approximately equal to the gross dividend in cash.

Both the dividend in cash and the dividend in shares will be made payable to shareholders from June 4, 2014. Dividend in shares is subject to 15% dividend withholding tax, but only in respect of the par value of the shares (EUR 0.20 per share). The dividend withholding tax per new share is EUR 0.03, which was taken into account in the calculation of the exchange ratio.

For 60.0% of the shares an election was made for a share dividend resulting in the issue of 18,811,534 new common shares, leading to a 2.1% dilution. Following the payment of the dividend on June 4, 2014, the total issued share capital of Philips amounts to EUR 191,331,465 and is represented by 956,657,323 ordinary shares.

June 12, 2014

Philips CEO updates market at the JP Morgan Cazenove Conference in Surrey, United Kingdom

Surrey, United Kingdom – Today, Frans van Houten, Chief Executive Officer of Royal Philips (NYSE: PHG, AEX: PHIA), will give a presentation to investors and financial analysts at the JP Morgan Cazenove Pan–European Capital Goods CEO Conference in Surrey, United Kingdom. In his presentation, Mr. Van Houten will discuss the progress of the Accelerate! program and the opportunities and actions to drive performance at Philips.

The presentation starts at 9:00 am local time (BST) or 10:00 am CET. A handout of the presentation will be available for download via this link.

June 30, 2014

Philips to set up stand-alone company consisting of its Lumileds and Automotive lighting businesses to accelerate growth and scale

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today announced that it will start the process to combine its Lumileds (LED components) and Automotive lighting businesses into a stand-alone company within the Philips Group. Philips will explore strategic options to attract capital from third party investors for this business. Philips intends to remain a shareholder and customer of the new company, and will continue the existing innovation collaboration.

“Guided by our long-term strategy, we continue to actively manage our portfolio of businesses,” said Frans van Houten, Chief Executive Officer of Royal Philips. “Philips’ strategy in Lighting is to intensify its focus on connected LED lighting systems and services, LED luminaires, and LED lamps for the professional and consumer markets. Both our Lumileds and Automotive lighting businesses are strong players in the lighting industry and ready to pursue more growth and scale, independently of Philips Lighting. As a world-leading lighting components business, they will have increased flexibility to attract additional investors to accelerate growth.”

“I am confident that the combined business will be able to extend its leading portfolio of digital lighting components and achieve robust growth, serving even more customers in the industry, including of course Philips Lighting,” said Philips Lighting Chief Executive Officer Eric Rondolat. “By combining Philips Automotive lighting and Lumileds, the Automotive lighting customers will continue to benefit from a fully integrated end-to-end R&D and supply chain, enabling the adoption of LED technology in automotive applications.”

Sales of the combined businesses were approximately EUR 1.4 billion in 2013. The chief executive officer of the new company will be Pierre-Yves Lesaicherre, the current chief executive officer of Lumileds. The process to combine Lumileds and Automotive into an integrated business within the Philips Group is expected to be completed in the first half of 2015. Costs associated with setting up the combined business are expected to amount to EUR 30 million in the second half of 2014.

July 8, 2014

Philips to implement a new management structure in Healthcare to improve performance

• Healthcare EBITA below market expectations in Q2; Group EBITA broadly in line
• Healthcare business groups to report directly to CEO Frans van Houten
• Healthcare CEO Deborah DiSanzo has decided to leave the company to pursue other opportunities

Amsterdam, the Netherlands – Royal Philips (NYSE:PHG, AEX:PHIA) today announced that it is implementing a new management structure in its Healthcare sector to improve performance and allow it to respond better to evolving customer demands in a changing health care landscape. In this new model, the Healthcare business groups will report directly to Philips Chief Executive Officer Frans van Houten, thereby removing one management layer. Deborah DiSanzo, CEO of Philips Healthcare, has decided to leave the company to pursue other opportunities.

“The performance in our Healthcare sector is disappointing, with second-quarter EBITA expected to be approximately EUR 220 million, while expected Group EBITA of approximately EUR 400 million in the second quarter is in line with current market expectations,” said Frans van Houten. “We anticipate, however, EBITA performance in Healthcare to improve in the second half compared to the same period in 2013 as, among others, Cleveland gradually resumes production in the course of the third quarter. Our Healthcare business represents more than 40% of the revenue of Philips and is at the heart of Philips’ mission to deliver meaningful innovation to improve people’s lives. Today’s announcement is an example of how we are taking decisive action to improve our performance and competitiveness, and demonstrates our relentless commitment to quality and meaningful innovation that meet the needs of our customers.”

“The global health care industry is undergoing a paradigm shift, providing significant opportunities for Philips to deliver more integrated solutions across the continuum of care, from prevention, diagnosis and treatment, to monitoring and after care. Our integrated systems and solutions in both professional care facilities and in people’s homes are making us an attractive partner for hospitals and health systems, which position us well to create more multi-year partnerships with medical institutions such as the recently announced partnership with New Karolinska University Hospital in Sweden,” added Frans van Houten.
Commenting on Deborah DiSanzo’s departure, Frans van Houten said “I want to thank Deborah for her leadership of the Healthcare business and wish her the very best with her future endeavors.”

July 25, 2014

James Schiro to retire from the Supervisory Board of Royal Philips

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG; AEX: PHIA) today announced that James J. Schiro, Vice Chairman of its Supervisory Board and Chairman of the Remuneration Committee of its Supervisory Board, will step down in order to undergo treatment after a diagnosis of multiple myeloma.

“We deeply regret the departure of Jim Schiro who has been a member of Royal Philips’ Supervisory Board since 2005, said Jeroen van der Veer, Chairman of the Supervisory Board. “Jim’s vast experience and tireless commitment made him a key member of our Supervisory Board. On behalf of our Board, I thank Jim for his invaluable contribution and wish him and his family all the best.”

September 1, 2014

Philips to propose the appointment of Ernst & Young Accountants LLP as its auditor as of 2016

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today announced that following an extensive selection process, its Supervisory Board will propose to the 2015 Annual General Meeting of Shareholders the appointment of Ernst & Young Accountants LLP as the company’s new auditor for a term of four years starting January 1, 2016.

The proposed appointment of the new auditor follows the new Dutch legislation on mandatory auditor rotation. Philips’ current auditor, KPMG Accountants N.V., will remain in place until the conclusion of the audit for the financial year 2015.

Further information on Philips’ Auditor Policy can be found in the company’s 2013 Annual Report.

September 23, 2014

Philips to sharpen strategic focus by establishing two market-leading companies in Lighting solutions and in HealthTech, combining Healthcare and Consumer Lifestyle

The HealthTech company combines Healthcare and Consumer Lifestyle to capitalize on the convergence of professional health care and consumer end-markets across the health continuum, from healthy living and prevention to diagnosis, treatment, recovery and home care

The Lighting solutions company1 will be better positioned to build on its existing market leadership in LED lamps, luminaires and connected lighting systems & services and benefit from fundamental lighting industry changes

Both companies will continue to leverage the Philips brand and will be optimally positioned to deliver long-term profitable growth

Philips will start the process to transition the Lighting solutions company into a separate legal structure and consider various options for alternative ownership structures with direct access to capital markets

Philips’ adjusted EBITA in the second half of 2014 is expected to be slightly below the adjusted EBITA in the same period last year

Philips 2016 targets: comparable sales growth of 4-6%, EBITA margin of 11-12% and ROIC of more than 14%

London, UK – At a meeting with investors and analysts in London, Royal Philips (NYSE: PHG, AEX: PHIA) today announces the next strategic step to capitalize on fundamental market changes, by creating two market-leading companies focused on the HealthTech and Lighting solutions opportunities. Both companies will continue to benefit from leveraging the Philips brand. With 2013 sales of EUR 15 billion for Philips’ combined HealthTech businesses and EUR 7 billion for the Lighting solutions businesses[1], each company has the scale to fully leverage Philips’ heritage of more than 120 years of innovation.

“I do appreciate the magnitude of the decision we are taking, but the time is right to take the next strategic step for Philips, as we continue on our transformation,” said Frans van Houten, Chief Executive Officer of Royal Philips. “To become the global leader in HealthTech and shape the future of the industry, we will combine our vibrant Healthcare and Consumer Lifestyle businesses into one company. At the same time, giving independence to our Lighting solutions business will better enable it to expand its global leadership position and venture into adjacent market opportunities. Both companies will be able to make the appropriate investments to boost growth and drive profitability, ultimately generating significantly more value for our customers, employees and shareholders.”

Royal Philips will capture new HealthTech opportunities by combining Philips’ existing Healthcare and Consumer Lifestyle businesses. Building on this strong foundation, Philips will be able to capitalize on the convergence of professional health care and consumer end-markets across the health continuum, from healthy living and prevention, to diagnosis, treatment, recovery and home care. This is illustrated by the rising engagement of consumers to proactively monitor and manage their health, and by increasing pressures on the healthcare system to create new models of care along the health continuum to deliver better and affordable care. The HealthTech businesses already have leading positions in, for example, oral healthcare, healthcare informatics, ultrasound diagnostics, cardiac care and home healthcare, and serve a total addressable market estimated to exceed EUR 100 billion.

“Philips is uniquely positioned to help reshape and optimize population health management by leveraging big data and delivering care across the health continuum, from healthy living and prevention to diagnosis, minimally invasive treatment, recovery and home care,” continued Frans van Houten. “The combination of our Healthcare and Consumer Lifestyle portfolios and the integration of the data from the connected products on Philips’ cloud-based digital health platform illustrate our opportunity to capture growth in an increasingly connected world, where societies are looking for more effective and lower cost health solutions.”

The Lighting solutions business, already the global leader in lighting and serving a growing market estimated to exceed EUR 60 billion, will be better positioned to capitalize on the fundamental changes taking place in the lighting industry, in which the value is shifting from individual products to systems and services. As a stand-alone company, the Lighting solutions business will benefit from improved speed and agility in its operations to deliver innovation and capital market access to boost growth in connected LED lighting systems and services, more than offsetting the decline of conventional lighting. The creation of the Lighting solutions company follows the recently announced plan to combine Philips’ Lumileds (LED components) and Automotive lighting businesses into a stand-alone lighting components company.

In relation to the company’s strategic repositioning, Philips will start the process to transition its Lighting solutions business into a separate legal structure and consider various options for alternative ownership structures with direct access to capital markets. More information on this will follow in the course of 2015.

Each company will have a dedicated, focused and lean management structure, as a result of the planned integration of the relevant sector and group layers. The new operating structure enables additional cost savings across the enabling functions resulting in EUR 100 million additional savings in 2015 and further EUR 200 million in 2016. Philips expects to incur approx. EUR 50 million additional annual restructuring costs in the period 2014 till 2016.

Second-half 2014 financial outlook
The continued support from cost savings programs and Philips Excellence, a less negative impact from currency headwinds compared to the first half of 2014, and the gradual improvement in performance in Professional Lighting Solutions North America and Consumer Luminaires Europe are positively impacting the second half of 2014. Factors that are negatively impacting the second half of 2014 are additional costs related to the Cleveland facility with an EBITA impact of around EUR 100 million, provision related to certain legal proceedings, and softness in multiple markets. As a result, Philips’ adjusted EBITA in the second half of 2014 is expected to be slightly below the adjusted EBITA in the same period last year. In addition, the Healthcare reported EBITA in the second half of 2014 is now expected to be lower than the reported EBITA in the second half of 2013.

2016 financial targets
For 2016, Philips targets a comparable sales growth of 4-6%, an EBITA margin of 11-12% and a ROIC of more than 14%.

Capital Markets Day
Additional details regarding Philips’ operational performance, strategic direction, and path-to-value will be presented by Frans van Houten, Ron Wirahadiraksa (Chief Financial Officer), and other senior Philips executives at the Capital Markets Day in London. Presentations in London will begin at 08:25 AM GMT (09:25 AM CET) and can be followed via a live and on-demand webcast. Please click on this link to follow the webcast and download the slides that will be used during the day.

[1] Excluding the Lumileds (LED components) and Automotive lighting businesses

October 2, 2014

Philips to appeal verdict in patent infringement lawsuit in the US

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG; AEX: PHIA) today announced that it will appeal the jury verdict in the patent infringement lawsuit by Masimo Corporation in the United States District Court for the District of Delaware against Philips. The lawsuit, which started in 2009, alleges that certain Masimo patents are infringed by those Philips products which incorporate the Philips FAST SpO2 pulse oximetry measurement technology — a non-invasive technology to measure the level of oxygen saturation in a patient’s blood.

As part of the decision, which Philips will appeal, Masimo was awarded a compensation of USD 467 million (EUR 366 million). This amount will be reported as an exceptional charge to the EBITA of the Healthcare sector in Q3 2014.

“We are very disappointed in the verdict of the jury and surprised by the magnitude of the proposed award,” said Frans van Houten, CEO Royal Philips. “Philips intends to pursue all avenues of appeal of this verdict at both the District and Appellate courts in the US.”